PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME,

CHIYODA-KU, TOKYO 100-0011, JAPAN

August 16, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Attention:	Michael Clampitt, Esq.
Senior Attorney

Mitsubishi UFJ Financial Group, Inc.

Form 20-F for Fiscal Year Ended March 31, 2010

Dear Mr. Clampitt:

We are submitting this letter on behalf of our client, Mitsubishi UFJ Financial Group, Inc. (the “Registrant”), in response to your letter, dated August 10, 2010. We appreciate the Staff’s review of and comments to the Registrant’s previous annual report on Form 20-F for the fiscal year ended March 31, 2009 (the “2009 Form 20-F”) as well as the Registrant’s previous letter submitted on May 21, 2010.

The Registrant completed the preparation of its annual report on Form 20-F for the fiscal year ended March 31, 2010 (the “2010 Form 20-F”), and has filed the same on the date hereof. To the extent applicable, the Registrant reflected the Staff’s comments in the 2010 Form 20-F. In addition, the Registrant undertakes to reflect the Staff’s comments in its future filings.

Set forth below are the Staff’s comments together with a brief description of how the Registrant has reflected the comments in the 2010 Form 20-F or supplemental information to respond to the comments.

U.S. Securities and Exchange Commission

Risk Factors, page 7

COMMENT NO. 1: We note your proposed response to comment 2 of our letter to you dated March 15, 2010 and note your claim that the risks you have included are “unique risks” to you. As we requested, please revise this section to comply with Item 3(D) of Form 20-F which requires that you disclose in this section risk factors that are “specific to the company or its industry”. Please further review each of the following risks and consider either deleting them or particularizing the risk to the company:

•	the seventeenth risk factor, which is on page 15, relating to risks of “various system, political and social risks;”

•	the twentieth risk factor, which is on page 16, relating to risks of your possible violations of laws and from changes in laws;

•	the twenty-fourth risk factor, which is on page 19, relating to the risks from losses in your pension plan and a decline in returns;

•	the twenty-sixth risk factor, which is on page 19, relating to the risks from the costs of implementing effective internal controls;

•	the twenty-eighth risk factor, which is on page 20, relating to protection of confidential information;

•	the twenty-ninth risk factor, which is on page 20, relating to the risks from damage to your reputation; and

•	the thirtieth risk factor relating to the risks you are unable to hire and retain qualified employees.

In addition, revise the tenth risk factor, which is on page 12, relating to the risks from a downgrade of your credit ratings, to describe to reason that you believe there is a significant risk that your credit ratings will be downgraded.

RESPONSE TO COMMENT NO. 1: The Registrant has reviewed the risk factors listed above to consider whether deletion of those risk factors would allow investors to more easily comprehend the remaining risk factors. Based on the information currently available to the Registrant, the Registrant has elected to delete those risk factors from the 2010 Form 20-F.

COMMENT NO. 2: We note your proposed response to comment 4 of our letter to you dated March 15,2010 asking you to revise this section to comply with the requirements of Securities Act Release No. 33-7497 that you “place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations” and Staff Legal Bulletin No. 7, which directs that you provide the information investors need to “assess the magnitude” of each risk and “explain why” each risk may result in a material adverse effect on you and which directs that you include “specific disclosure of how your [operations] [financial condition] [business] would be affected” by each risk. Please provide to us and undertake to include in your future filings, revision of your proposed response as follows:

•	generally, instead of providing a range of data during your last three fiscal years(for example, in the fourth risk factor), provide the actual data for each year;

U.S. Securities and Exchange Commission

•	identify in the proposed third risk factor in the last paragraph on page 1-4, “the intended purposes of our strategic alliance with Morgan Stanley;”

•

provide more detail in the proposed fifth risk factor regarding the risks from exchange rate fluctuations including the reasons for your losses, whether the assets and liabilities that are denominated in foreign currencies were not “appropriately hedged” and quantify as of the end of your last fiscal year the among of your assets and liabilities that are denominated in foreign currencies and whether they are hedged;

•

quantify the amount of interest rate swaps you refer to in the ninth risk factor on page 1-7, briefly explain the terms “net receive-fix and pay-variable positions,” discuss any risks from a decrease in interest rates and differentiate risks from changes in interest rates in different countries;

•

revise the proposed tenth risk factor, which is on page 1-12, to supplement your description of the consequences of a credit downgrade with identification of the reasons why there is a high risk that your credit ratings may be downgraded;

•

revise the proposed eleventh risk factor, regarding the risks from your planned expansion which is on page 1-12, to identify specific new products and services that you plan to offer and the countries in which you plan to expand so that readers can appreciate the risks, identify the “substantial risks” to which you refer relating to your derivative and foreign currency trading and discuss the expansion plans in your MD&A section;

•

identify in the twelfth risk factor on page 1-13, the particular emerging market countries in which you conduct business and quantify, in the second to last sentence, the amount and percentage of your loans to emerging market countries as of the end of your last fiscal year (instead of disclosing the range in percentage of all foreign loans over the past three years);

•

quantify (in Yen and in percentage terms) in the thirteenth risk factor on page 1-14, the “significant portion of our net income” provided by Union Bank in your last fiscal year and identify risks that its net income will decline (instead of merely warning that if Union Bank suffers any adverse changes, you may be adversely affected);

U.S. Securities and Exchange Commission

•	revise the fifteenth risk factor on page 1-15 to disclose the types of investments you make on behalf of the trusts and why these investments pose a risk of loss for which you will be responsible;

•

revise the sixteenth risk factor on page 1-16 to provide more detail in the first paragraph regarding the types and amounts of your credit derivative transactions and quantify in the second paragraph the extent of your losses due to reductions in the fair value of financial instruments and the amount of collateralized loan obligations that you have issued;

•

revise the eighteenth risk factor on page 1-18 to explain the business of the Japan Post Bank and the Japan Finance Corporation (to which you refer), their effect on you to date and how they pose a risk to you; and

•

revise the twentieth risk factor on page 1-19 to identify each of the “several regulatory actions” to which you have been subject for “non-compliance with legal requirements” and define the time period.

RESPONSE TO COMMENT NO. 2: In the 2010 Form 20-F, the Registrant has provided additional information to enable investors to more easily understand the nature of each risk as well as the potential effect and magnitude of each risk. Specifically, the Registrant has provided as part of the risk factor disclosure:

•	specific key historical financial data for relevant dates or periods to better explain material underlying trends;

•	an illustration of losses in recent periods caused by exchange rate fluctuations as well as current data to allow investors to more easily assess the magnitude of the exchange rate related risk;

•	detailed data of its bond portfolio and the concentration in Japanese government bonds to illustrate the possible impact of a negative interest rate change in Japan;

•	an example of its expansion plan to enable investors to better appreciate the related risk;

•

a regional breakdown of the Registrant’s loan exposure data to enable investors to better appreciate the risks related to particular regions (Although the Registrant monitors its loan exposure to specific countries based on Japanese GAAP information, the Registrant has elected not to provide that information in its 2010 Form 20-F to avoid investor confusion between Japanese GAAP financial data and U.S. GAAP financial data. The Registrant notes that such Japanese GAAP financial data was furnished on a Form 6-K when the same was published in Japan.);

U.S. Securities and Exchange Commission

•	data relating to Union Bank’s recent financial results to illustrate how its net income may decline in the future;

•

a detailed description of the types of credit derivative transactions and the amounts of each, as well as an illustration of how reductions in the fair value of financial instruments could cause losses; and

•	a description of Japan Post Bank and how it could potentially affect the Registrant’s business.

In some cases, due to developments since the filing of the 2009 Form 20-F in September 2009, the Registrant concluded that a more concise discussion of a risk factor or deletion of a risk factor would enable investors to more easily understand the risks relating to the Registrant.

Risks Relating to Our Business, page 7

COMMENT NO. 3: We note your proposed response to comment 7 of our letter to you dated March 15, 2010. Please provide to us and undertake to include in your future filings, revision of the fourth risk factor, which is on page 10, to address the risks from your substantial increase (from forty one to seventy one percent of your investment securities) in your investment in Japanese national government and Japanese government agency bonds.

RESPONSE TO COMMENT NO. 3: In the 2010 Form 20-F, the Registrant has provided a detailed discussion of its increased investment in Japanese national government and Japanese government agency bonds as well as the reasons why the Registrant increased such investments.

COMMENT NO. 4: We note your proposed response to comment 9 of our letter to you dated March 15, 2010 regarding your sixth risk factor relating to additional credit-related losses. Please provide to us and undertake to include in your future filings, revision of the proposed risk factor as follows:

•

as we requested, in addition to your discussion of recent reasons for losses, discuss the particular reasons that you currently face heightened risks of loan losses, including characteristics of your loan portfolio that pose risks;

•

revise the second paragraph of your proposed disclosure on page 1-8 relating to additional credit-related losses to disclose as of the end of your fiscal year your nonaccrual, restructured loans and past due loans as a percentage of total loans;

•

reconcile your statement in the second paragraph on page 1-8 that your nonaccrual and restructured loans and past due loans increased in 2009 fiscal year “primarily because the ongoing recession in Japan has adversely affected borrowers in the real estate segment and the consumer segment” with your statement in the last paragraph on page 1-9 you increased in 2009 the provision for credit losses due to “the general weakening of the financial condition of some of our borrowers particularly overseas and small and medium sized borrowers in Japan;”

U.S. Securities and Exchange Commission

•

provide detailed discussion and analysis in the MD&A section on page 60 entitled “Allowance for Credit Losses” regarding trends and amounts of nonaccrual loans, restructured loans and ‘problem loans” to which you refer in the second paragraph of your proposed disclosure on page 1-8;”

•

provide detailed discussion and analysis in the MD&A section on page 60 entitled “Allowance for Credit Losses” regarding the following practices to “support troubled borrowers” to which you refer in the second paragraph of your proposed disclosure on pages 1-8 and 1-9:

¡	provide additional loans;

¡	provide equity capital;

¡	other forms of support (please identify);

¡	forbear from exercising rights; and

¡	forgive loans.

•

provide detailed discussion and analysis in the MD&A section regarding your statement that you “may not” be able to realize the value of collateral or enforce your rights against defaulting customers (to which you refer in the first full paragraph of your proposed disclosure in the first full paragraph on page 1-9);

•

provide more detail regarding the risks from credit default swaps which you warn in the second full paragraph on page 1-9 “could also result in significant losses” including whether your use of such instruments has changed and the extent of your exposure; and

•

as we requested, explain, in the last paragraph on page 1-9, the risks caused by your relative small increases in your allowance for credit losses in the past three years despite the trend of substantial increases in net loan charge offs and the heightened risks of further losses.

RESPONSE TO COMMENT NO. 4: In the 2010 Form 20-F, the Registrant has provided additional information to enable investors to more easily understand the risks relating to potential credit-related losses. Specifically, the Registrant has provided as part of the risk factor disclosure:

•	a discussion of the key characteristics of the Registrant’s loan portfolio, namely its concentration of loans in Japan;

U.S. Securities and Exchange Commission

•	the amount of the Registrant’s nonaccrual, restructured loans and past due loans as a percentage of total loans as of March 31, 2010;

•	the amount of protection sold by the Registrant through credit default swaps;

•	a discussion of the trends in the Registrant’s allowance for credit losses.

In addition, the Registrant has provided updated disclosure as part of “Item 5. Operating and Financial Review and Prospects” to explain the material trends in its nonaccrual and restructured loans and past due loans and allowance for credit losses as well as its general policy with respect to restructuring loans with troubled borrowers.

The Registrant has deleted the risk relating to collateral from the 2010 Form 20-F because the Registrant has considered the risk and has concluded that the risk is general and not specific to the Registrant.

COMMENT NO. 5: We note your proposed response to comment 10 of our letter to you dated March 15, 2010 regarding your seventh risk factor relating to your dependence on Japanese economy. Please provide to us and undertake to include in your future filings, revision of the proposed risk factor as follows:

•

as we requested, disclose in the second paragraph on page 1-10 the amount and percentage of your loans and assets that are in Japan and the amount and percentage of your investment portfolio that consist of Japanese national government and agency bonds consistent with sample comment 34 to Staff Legal Bulletin No. 7, which directs that you provide the information investors need to “assess the magnitude” of each risk; and

•	provide detail in the second paragraph on page 1-10 regarding “the reported possibility of credit-rating agencies downgrading Japanese government bonds.”

RESPONSE TO COMMENT NO. 5: In the 2010 Form 20-F, the Registrant has provided additional information as part of the risk factor disclosure about its loans and assets in Japan as well as its holdings of Japanese national government and agency bonds to enable investors to more easily assess the magnitude of the risk relating to the Registrant’s exposure to Japan. Based on the Registrant’s current assessment, the Registrant has elected to delete the discussion about possible downgrades of Japanese government bonds from the 2010 Form 20-F.

COMMENT NO. 6: We note your proposed response to comment 11 of our letter to you dated March 15, 2010 regarding your eighth risk factor relating to losses from other financial institutions. Please provide to us and undertake to include in your future filings, revision of your proposed eighth risk factor, which is on page 1-11, as follows:

•	revise the second paragraph to disclose the range in the aggregate amount and percentage of total loans extended to other financial institutions during your last fiscal year;

U.S. Securities and Exchange Commission

•	disclose the identity, dollar value and percentage of your equity investments in other banks that you refer to in the second paragraph; and

•	revise the second paragraph to disclose the range in your exposure during the past fiscal year to other financial institutions in derivative transactions.

RESPONSE TO COMMENT NO. 6: In the 2010 Form 20-F, the Registrant has provided additional information as part of the risk factor disclosure about its loans to other financial institutions, the nature of its equity investments in other banks and its derivative transactions with other financial institutions.

COMMENT NO. 7: We note your proposed response to comment 13 of our letter to you dated March 15, 2010. We note also the disclosure on page 17 that your “operations in Iran consist primarily of loans to Iranian financial institutions in the form of financing for petroleum projects and trade financing.. .as well as letters of credit and foreign exchange services. Our operations relating to Syria are primarily foreign exchange services.” Please tell us whether Bank Melli, Bank Saderat, the Commercial Bank of Syria or other entities designated by the US Treasury Department’s Office of Foreign Assets Control participate in the transactions you describe and, if so, the nature and extent of their participation.

RESPONSE TO COMMENT NO. 7: The Registrant has advised that it screens all of its international transactions against the US Treasury Department’s List of Specially Designated Nationals and Blocked Persons (“SDN List”) and similar international lists. Specifically, with respect to the three institutions, the Registrant has advised that as of March 31, 2010, it does not have any loans outstanding to any of those entities, nor does the Registrant have any outstanding letters of credit with any of those entities. The Registrant has further advised that as of March 31, 2010, it does not have any loans outstanding to, nor letters of credit outstanding with, any financial institution in Iran or Syria on the SDN List. The Registrant, however, has advised that, given the nature of foreign exchange services, it would be difficult for the Registrant to provide assurance that none of the three entities has any involvement in the Registrant’s provision of foreign exchange services to Japanese companies with respect to Iran and Syria. The Registrant notes that its foreign exchange services are for the benefit of Japanese companies, and its risk exposure is to those Japanese companies – not to any entity in Iran or Syria. The Registrant has also advised us that the aggregate of risk exposure to Iran and Syria accounts for well under 0.01% of the Registrant’s total assets and revenues from transactions related to Iran and Syria are very small. Finally, the Registrant has confirmed that it endeavors to comply with both Japanese and US law in connection with all such transactions.

U.S. Securities and Exchange Commission

COMMENT NO. 8: We note your proposed response to comment 14 of our letter to you dated March 15, 2010 regarding the twenty second risk factor regarding your capital ratios which is on pages 1-21 and 1-22. Please provide to us and undertake to include in your future filings, revision of the proposed risk factor as follows:

•	as we requested, disclose when you have to refinance your subordinated debt which you discuss in the first full paragraph which is on page 1-22;

•	as we requested, disclose the reasons why there is a high risk that you will not be able to refinance including a comparison of their interest rates with current interest rates; and

•	explain in the first paragraph how the capital ratios are different in Japan from those in the U.S. and disclose your ratios as of the most recent date.

RESPONSE TO COMMENT NO. 8: Based on the Registrant’s current assessment of its ability to manage the subordinated debt that contributes to its capital ratios, the Registrant has deleted the discussion of subordinated debt from the risk factor disclosure in the 2010 Form 20-F. The Registrant has added data about its capital ratios as of March 31, 2010 as part of its risk factor disclosure. The Registrant notes that it calculates its capital ratios only in accordance with Japanese banking regulations. In order to facilitate investor understanding, the Registrant has discussed the material aspects of how the capital ratios are calculated under applicable Japanese banking regulations in its 2010 Form 20-F. The Registrant, however, does not calculate its capital in accordance with US banking regulations, and accordingly, is not in a position to highlight how any differences in the regulations would affect the calculation in the case of the Registrant. The Registrant respectfully submits that a hypothetical comparison of capital ratio calculations is not meaningful because the Registrant is only required to calculate its capital ratios in accordance with Japanese banking regulations.

Risks Relating to Owning Our ADSs, page 27

COMMENT NO. 9: We note your proposed response to comment 18 of our letter to you dated March 15,2010 regarding the thirty-third risk factor. Please provide to us and undertake to include in your future filings, revision of the proposed risk factor as follows:

•	as we requested, identify those rights that a shareholder of a U.S. company has that a holder of your American Depository Shares does not have;

•	disclose that you appointed the depositary and have the authority to replace the depositary; and

•

as we requested, revise the third paragraph to disclose that all communications from the company to holders of ADS’s including annual reports, notices and voting materials are in Japanese and disclose that delays in the depositary transmitting documents to holders of ADS’s may make it impossible for them to participate in corporate decisions.

U.S. Securities and Exchange Commission

RESPONSE TO COMMENT NO. 9: In the 2010 Form 20-F, the Registrant has added disclosure as part of the risk factor disclosure relating to:

•	the rights of holders of American depository share being more limited in comparison to the rights of holders of common stock;

•	the Registrant’s appointment of, and ability to replace, the depositary; and

•	communications to the depositary being conveyed in Japanese and possible delays of such communications to holders of American depository shares.

The Registrant notes that differences in shareholder rights arise because each state or country has a different set of corporate laws and each issuer has different charter documents, all of which will govern shareholder rights. Even among US domestic issuers, shareholder rights could differ significantly depending on the state of incorporation and the particular charter document. Furthermore, the Registrant believes that issues arising from differences in shareholder rights is a general risk commonly understood by investors and especially by those who invest in securities issued by non-US issuers. Accordingly, the Registrant has limited the risk factor disclosure to describe how holding American depository shares will provide more limited shareholder rights in comparison to directly holding the Registrant’s common stock. At the same time, the Registrant has described the material aspects of its shareholder rights under Japanese law and its charter documents elsewhere in the 2010 Form 20-F.

Introduction, page 47

COMMENT NO. 10: We note your proposed response to comment 23 and 28 of our letter to you dated March 15, 2010. Please provide to us and undertake to include in your future filings, more detailed analysis of the figures beyond attributing various changes to general conditions. For instance, provide analysis of the following trends:

•

provide more detail (on page 22-8) regarding the reasons why your net income dropped, particularly the types of loans and the countries of origin for which you increase the provision for credit losses and the types of debt or equity securities and their respective country of issuance that caused the large losses in securities available for sale and securities being held to maturity,

•

as we requested in comments 23 and 28, provide analysis (on page 22-9) of your reasons for selling a large amount of bonds issued by other foreign governments, corporate bonds and marketable equity securities and increasing your investment in Japanese national government bonds and Japanese government agency bonds from 16 trillion Yen in 2008 to almost 24 trillion Yen in 2009 and increasing the percentage of your securities available for sale that were Japanese government bonds from over forty one percent in fiscal year 2008 to over seventy one percent in fiscal year 2009 including how this strategy is “more conservative” given reports of a possible downgrade in Japanese government bonds, the recent problems experienced in the Japanese economy, the historic low interest rates in Japan and the resulting dramatic reduction in diversification in your portfolio;

U.S. Securities and Exchange Commission

•	explain, in the fourth paragraph on page 22-1, the reasons for the large impairment in goodwill and discuss the extent to which these relate to the merger with UFJ Holdings; and

•

as we requested, given your losses of over 542 billion Yen in 2008 and over 1.46 trillion in 2009, the reasons why in 2008 and 2009 you increased the number of your stock acquisition rights granted to directors, executive officers and your auditors.

RESPONSE TO COMMENT NO. 10: In the 2010 Form 20-F, the Registrant has provided a detailed analysis of its financial condition as of March 31, 2010 and its results of operations for the fiscal year ended March 31, 2010, including details about its credit losses and the gains/losses attributable to its investment securities. The Registrant has discusses how it increased its investment in Japanese national government bonds and Japanese government agency bonds as part of its asset and liability management of its excess yen-denominated deposits.

When determining the number of stock acquisition rights to grant to the directors, corporate officers and corporate auditors in each of the fiscal years ended March 31, 2008 and 2009, the Registrant considered, as it has always considered, its financial performance as well as each grantee’s seniority, experience and contribution to the Registrant’s performance throughout the period of the grantee’s service (and not limited to the prior fiscal year). After comprehensively considering all of these factors, the Registrant concluded that the number of stock acquisition rights was reasonable and appropriate for each of the fiscal years ended March 31, 2008 and 2009.

COMMENT NO. 11: We note your proposed response to comment 25 of our letter to you dated March 15,2010. Please provide to us and undertake to include in your future filings:

•	the identity of each of the countries in which you do business in each segment (Europe, Asia/Oceania and “Other areas”) and indicate which of those countries provide significant revenue; and

•	provide analysis of the trends in revenues and net income by geographical segment.

RESPONSE TO COMMENT NO. 11: In the 2010 Form 20-F, the Registrant has provided an analysis of its revenues and net income by geography in the introduction part of “Item 5. Operating and Financial Review and Prospects.”

U.S. Securities and Exchange Commission

Recent Developments, page 50

COMMENT NO. 12: We note your proposed response to comment 26 of our letter to you dated March 15, 2010. Please provide to us and undertake to include in your future filings, revision of this section to provide management’s reasons for each transaction listed.

RESPONSE TO COMMENT NO. 12: In the 2010 Form 20-F, the Registrant has provided a summary of its overall strategy in pursuing the recent transactions and, as appropriate, has discussed the reasons for specific transactions as well.

Liquidity and Capital Resources, page 84

COMMENT NO. 13: We note your proposed response to comment 29 of our letter to you dated March 15, 2010. Please provide to us and undertake to include in your future filings, a revised section as follows:

•	disclose the extent to which your loan portfolio contains subprime, “alt A” loans, interest-only and option adjustable rate loans;

•

noting your explanation, on page 88, that the increase in the total allowance for credit losses increased by 217 billion Yen was “primarily as a result of the downgrade in the credit rating of certain overseas borrowers and certain borrowers of the real estate and wholesale and retail segment,” please discuss the extent to which you have a significant amount of loans to certain borrowers and to entities related to these borrowers; and

•	provide more detail, on page 90, regarding your restructurings including, but not limited to, the following:

¡	describe your policy on making additional loans to a borrower or any related interest of the borrower who is past due in principal or interest more than 90 days;

¡	describe the range in the time periods for extending repayments;

¡	state if the restructured loans are currently paying in accordance with the modified contractual terms.

RESPONSE TO COMMENT NO. 13: In the 2010 Form 20-F, the Registrant has provided updated disclosure as part of “Item 5. Operating and Financial Review and Prospects” to explain the material trends in its nonaccrual and restructured loans and past due loans and allowance for credit losses as well as its general policy with respect to restructuring loans with troubled borrowers. The Registrant, however, has not added data about subprime loans in its 2010 Form 20-F. The Registrant respectfully submits that it does not pursue subprime loans. Based on internal managerial accounting data as of March 31, 2010, subprime-related loans accounted for less than 0.01% of the Registrant’s total loans. Accordingly, the Registrant believes information relating to subprime loans is not material to investors.

U.S. Securities and Exchange Commission

Compensation, page 114

COMMENT NO. 14: We note your proposed response to comment 30 of our letter to you dated March 15, 2010. Please provide to us and undertake to include in your future filings, revision of this disclosure as follows:

•

include the compensation paid, and benefits in kind granted, to members of your administrative, supervisory or management bodies, as required by Item 6(B)(1) of Form 20-F (not just to your “directors and corporate auditors”); and

•

clarify that the aggregate amount of compensation paid, and benefits in kind granted, to the company’s directors and members of its administrative, supervisory or management bodies include the amount of contingent or deferred compensation accrued for the year, even if the compensation is payable at a later date, as required by Item 6(B)(1) of Form 20-F.

RESPONSE TO COMMENT NO. 14: The Registrant confirms that the scope of the compensation and benefits information disclosed in Item 6 of the 2010 Form 20-F covers all members of administrative, supervisory and management bodies as required by Item 6(B)(1) of Form 20-F. The Registrant notes that its directors and corporate auditors perform all of the duties expected of members of administrative, supervisory and management bodies. In order to avoid any confusion, the Registrant has not used the exact wording as prescribed in Item 6(B)(1) of Form 20-F in the 2010 Form 20-F disclosure because it does not have corresponding titles within its corporate governance structure. In the 2010 Form 20-F, the Registrant has clarified that the compensation and benefits information includes any contingent or deferred compensation accrued for the year.

*        *        *

U.S. Securities and Exchange Commission

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +81-3-3597-6306 (fax number +1-212-492-0569) if we may be of any assistance in answering your questions that may arise in connection with your review of this letter.

Sincerely,

/s/ Tong Yu
Tong Yu

cc:	Jonathan E. Gottlieb, Esq.
U.S. Securities and Exchange Commission

Mitsubishi UFJ Financial Group, Inc.